As filed with the Securities and Exchange Commission on June 7, 2000
                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           VION PHARMACEUTICALS, INC.
                           --------------------------
             (Exact name of registrant as specified in its charter)

       DELAWARE                                                 13-3671221
       --------                                                 ----------
 (State or other juris-                                      (I.R.S. Employer
diction of incorporation                                      Identification
    or organization)                                              Number)

                                 4 SCIENCE PARK
                          NEW HAVEN, CONNECTICUT 06511
                                 (203) 498-4210
                                 --------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           VION PHARMACEUTICALS, INC.
                   AMENDED AND RESTATED 1993 STOCK OPTION PLAN
                            (Full title of the Plan)


                                  ALAN KESSMAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           VION PHARMACEUTICALS, INC.
                                 4 SCIENCE PARK
                          NEW HAVEN, CONNECTICUT 06511
                                 (203) 498-4210
                                 --------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                              MICHAEL GRUNDEI, ESQ.
                                  WIGGIN & DANA
                              THREE STAMFORD PLAZA
                           STAMFORD, CONNECTICUT 06901
                                 (203) 363-7600

                                 CALCULATION OF REGISTRATION FEE
--------------------------- -------------------- ------------------ ------------------ ----------------
                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM   AMOUNT OF
TITLE OF SECURITIES TO BE   AMOUNT TO BE         OFFERING PRICE PER AGGREGATE OFFERING REGISTRATION FEE
REGISTERED                  REGISTERED           SHARE(1)           PRICE(1)
--------------------------- -------------------- ------------------ ------------------ ----------------
COMMON STOCK $.01 PAR VALUE
PER SHARE...........        1,500,000 SHARES (2) $6.79              $10,185,000.00     $2,688.84
=========================== ==================== ================== ================== ================

(1) THE PRICE IS ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(H)(1) AND RULE 457(C). THE OFFERING PRICE AND FEE ARE COMPUTED BASED ON THE AVERAGE OF THE HIGH AND LOW PRICES OF THE COMMON STOCK AS REPORTED ON THE NASDAQ STOCK MARKET ON JUNE 1, 2000.

(2) DOES NOT INCLUDE 1,500,000 PREVIOUSLY REGISTERED SHARES ISSUABLE PURSUANT TO THE AMENDED AND RESTATED 1993 STOCK OPTION PLAN FOR WHICH A FEE WAS PREVIOUSLY PAID.

================================================================================

PROSPECTUS
                        1,500,000 SHARES OF COMMON STOCK

                           VION PHARMACEUTICALS, INC.
                                 4 SCIENCE PARK
                               NEW HAVEN, CT 06511
                                 (203) 498-4210

This prospectus relates to the offer and sale of up to 1,500,000 shares of our common stock by certain selling stockholders. These selling stockholders are directors or other affiliates who have acquired or may acquire these shares upon the exercise of stock options. The stock options were or will be granted pursuant to Vion Pharmaceuticals, Inc. 1993 Amended and Restated Stock Option Plan. On June 6, 2000, the closing price of the Common Stock was $8.1563 per share.

The selling stockholders may offer their shares from time to time, in different types of transactions, including brokerage and negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated or other prices.

We will receive no proceeds from any of these sales although we will receive the exercise prices of the stock options.


                NASDAQ NATIONAL MARKET(SM) TRADING SYMBOL - VION


                               ------------------


THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               ------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JUNE 7, 2000.

                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----
Where You Can Find More Information                                       2
Cautionary Statement Regarding Forward-Looking Statements                 3
Prospectus Summary                                                        3
Risk Factors                                                              6
Use of Proceeds                                                          12
Selling Stockholders                                                     12
Plan of Distribution                                                     12
Legal Matters                                                            13
Experts                                                                  13


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be also obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's web site at "http://www.sec.gov."

We are allowed to "incorporate by reference" the information we file with the Commission (File No. 0-26534), which means that we can disclose important information to you by referring you to another document we filed with the Commission. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of the shares of common stock:

     (a) Our Annual Report on Form 10-KSB for the year ended December 31, 1999.

     (b) Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2000.

     (c) Our Current Reports on Form 8-K filed on February 14, 2000 concerning our Notice of Redemption and letter to Class A warrant holders and March 28, 2000 concerning our Notice of Redemption and letter to Class B warrant holders.

     (d) The description of our Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A filed July 31, 1995.

You should read the information relating to us in this Prospectus together with the information in the documents incorporated by reference.

Any statement contained in a document incorporated by reference herein, unless otherwise indicated therein, speaks as of the date of the document. Statements contained in this Prospectus may modify or replace statements contained in the documents incorporated by reference.

We will furnish without charge to you, upon request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Vion Pharmaceuticals, Inc., 4 Science Park, New Haven, Connecticut 06511, (203) 498-4210, Attention: Thomas E. Klein, Vice President and Chief Financial Officer. We furnish our stockholders with an annual report containing audited financial statements. In addition, we may furnish such other reports as may be authorized, from time to time, by the Board of Directors.

This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of the shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed under "Risk Factors." You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on this prospectus. We have no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information, financial statements and notes to the financial statements incorporated by reference into this prospectus.

ABOUT VION

Vion Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the research, development and commercialization of cancer treatment technologies. Pursuant to license agreements with Yale University, we have acquired the rights to several patents and patent applications related to cancer treatment technologies. Our product portfolio consists of a drug delivery platform and three cancer therapeutics.

DRUG DELIVERY PLATFORM: TAPET'r'

We believe that our core technology, TAPET, or Tumor Amplified Protein Expression Therapy, addresses one of the biggest challenges faced in treating cancer: how to effectively deliver anticancer agents while having a minimal effect on healthy, normal tissues. Administered systemically, most anticancer drugs affect rapidly growing cells, both cancerous and normal, throughout the body. Too often, the result is significant side effects that take a toll on patient health, limiting the amount of treatment a patient may receive. Therefore, a great need exists for new therapies and delivery mechanisms that are able to deliver anticancer agents to tumors preferentially, safely and efficiently. We believe that TAPET will meet this need.

We believe that TAPET is the first and only drug delivery technology that uses genetically altered strains of Salmonella as a bacterial vector, or vehicle, for delivering cancer-fighting drugs preferentially to solid tumors. The Salmonella utilized in the TAPET system have been genetically modified to minimize the occurrence of septic shock. As an additional safety measure, TAPET organisms have been designed to remain fully sensitive to antibiotics. Therefore, if there is an adverse reaction, the bacteria can be treated with antibiotics at any time during therapy. Preclinical studies have demonstrated these safety measures to be effective.

In preclinical studies, after injection into the body, TAPET organisms migrated to and penetrated throughout tumors, including the necrotic, or the deep, oxygen-starved cells of solid tumors where other anticancer drugs have difficulty reaching. These studies showed that TAPET organisms double in quantity every 30 to 45 minutes, thereby increasing their ability to inhibit tumor growth and enabling the continuous delivery of anticancer drugs to tumors. We believe that bringing a 'drug factory' preferentially to the tumor will result in a cancer therapy that is more concentrated, more effective and less toxic to normal tissue.

Preclinical studies have demonstrated TAPET's ability to inhibit the growth of a broad range of solid tumors, such as melanoma and colon, lung and breast cancer. Additionally, in these preclinical studies, TAPET organisms have been shown to selectively accumulate in solid tumors of the lung, colon, breast, prostate, liver, kidney and also in melanoma at ratios of greater than 1,000:1 relative to normal tissues. These types of solid tumors represent more than 60% of all new cancer incidences in the world today. Administration of unarmed TAPET vectors, without an anticancer drug, to mice bearing melanoma tumors inhibited the growth of these tumors by 94% compared with untreated control animals. In addition, the treated mice survived more than twice as long as those that did not receive TAPET treatment.

We believe that TAPET's greatest potential application is the ability to continuously deliver a large variety of anticancer drugs directly to tumors while minimizing the side effects associated with current chemotherapy. Through genetic engineering, we intend to develop TAPET vectors that manufacture and deliver Vion-developed anticancer drugs. Some of these drugs will be generic and non-proprietary, however, when combined with the TAPET system, they could result in proprietary products for us. In addition, we intend to seek multiple strategic partnerships with pharmaceutical companies to use TAPET to deliver their proprietary anticancer drugs.

We received approval for an IND from the FDA and are now running Phase I intratumoral safety studies in human patients using a TAPET organism that is unarmed, or without an anticancer drug. On December 8, 1999, we announced that VNP20009, our first generation TAPET(R) bacterial vector, was administered to the first patients enrolled into Vion's Phase I intratumoral trial, which is being conducted at The Cleveland Clinic Foundation. The patients were initially monitored in the hospital and subsequently discharged. The Phase I safety trials are being conducted at the Cleveland Clinic under the direction of Ronald M. Bukowski, M.D. On March 28, 2000, we announced the approval to begin a Phase I human clinical trial of Vion's first TAPET(R) bacterial vector at the National Cancer Institute (NCI), Bethesda, Maryland. This Phase I trial is designed to determine the safety and tolerability of intravenously injected TAPET in patients with advanced cancer that has progressed despite best available therapy. Additionally, the trial is expected to provide information regarding TAPET's ability to penetrate and preferentially replicate within tumor metastases. Both clinical and subsequent preclinical studies will be conducted under the direction of Steven A. Rosenberg, M.D., Ph.D., Chief of Surgery in the Division of Clinical Sciences of the NCI. If successful, these safety studies will be followed by additional Phase I studies using TAPET organisms delivered intravenously, as well as an armed TAPET organism designed to manufacture and express an anticancer drug.

ANTICANCER CELL THERAPEUTICS

Promycin'r'

Promycin, which is currently being evaluated in a multicenter Phase III clinical trial for the treatment of head and neck cancer, is designed to improve the treatment of solid tumors by attacking the hypoxic, or oxygen-depleted, cancer cells that are often resistant to traditional radiation therapy. Small quantities of hypoxic cells within a tumor often survive and proliferate after most of the non-hypoxic malignant cells in the tumor have been eradicated by radiation treatment. Because radiation therapy requires oxygenation of the tissue in order to be effective, oxygen depleted cells are less susceptible to radiation therapy and tend to form a therapeutically resistant group within solid tumors. Preclinical studies have shown that Promycin, in conjunction with radiation, is effective in eradicating oxygen-depleted cells.

A Phase I/II trial was conducted on 21 patients who were treated with radiation, and in some cases, surgery, in conjunction with Promycin for certain types of head and neck cancer. In this study, there was a 33% cancer-free survival rate at five years versus the clinical expectation of approximately 15% for radiation therapy alone. Based on these findings, Vion and Boehringer Ingelheim International GmbH collaborated to initiate a Phase III trial of Promycin in patients with head and neck cancer at 42 centers worldwide. The trial is designed to determine the efficacy of Promycin as an adjunct to radiation therapy for these conditions.

Triapine'r'

Triapine is designed to prevent the replication of tumor cells by blocking a critical step in the synthesis of DNA. In preclinical trials, Triapine has shown a broad spectrum of activity against human tumors grafted onto another species and mouse tumors. We received clearance from the U.S. Food and Drug Administration to proceed with a Phase I human clinical trial in January 1998. A single dose regimen has been completed and multiple dose regimens are currently being evaluated in patients with solid tumors.

Sulfonyl Hydrazine Prodrugs

Sulfonyl hydrazine prodrugs represent compounds that are designed to be converted to unique, potent alkylating agents. Alkylating agents are highly effective against tumors, but lack selectivity and affect many normal tissues as well as cancer cells, causing toxic side-effects. Developing the sulfonyl hydrazine alkylating agent as a prodrug form yields a relatively non-toxic drug form that may be converted preferentially into the active drug, allowing it to exploit a property of tumor cells for conversion into powerful cancer-fighting drugs.

OUR BUSINESS STRATEGY

Our product development strategy consists of two main approaches. First, we engage in product development with respect to anticancer technologies through in-house research and through collaboration with academic institutions. Second, we seek partnerships with other companies to develop, and eventually market, our products.

Our plan of operations for the next 18 months includes the following elements:

- Continue to conduct internal research and development with respect to our core technologies and other product candidates that we may identify;

- Conduct Phase I clinical studies of Triapine in the United States for safety and dosage;

- File investigational new drug application(s) with the FDA for "armed" TAPET vectors and conduct Phase I clinical studies in the United States and Europe for the safety and selective tumor accumulation of several "armed" and "unarmed" bacterial constructs using our TAPET delivery system;

- Continue to support research and development being performed at Yale University and by other collaborators;

- Continue to seek collaborative partnerships, joint ventures, co-promotional agreements or other arrangements with third parties; and

- Conduct preclinical toxicology studies on a sulfonyl hydrazine agent and evaluate its suitability to proceed to clinical trials.

We were incorporated in Delaware on May 13, 1993 and began operations on May 1, 1994. Our executive offices are located at 4 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 498-4210.

                                  RISK FACTORS

You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing our shares.

WE DO NOT HAVE A LONG OPERATING HISTORY AND ARE VULNERABLE TO THE UNCERTAINTIES AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY STAGE COMPANIES

To date, our activities have consisted primarily of research and development and we have generated minimal revenues. Therefore, we are vulnerable to the uncertainties and difficulties encountered by early stage companies, such as our ability to:

- implement sales and marketing initiatives;

- attain, retain and motivate qualified personnel;

- respond to actions taken by our competitors;

- effectively manage our growth by building a solid base of operations and technologies; and

- move from the product development stage to the commercialization stage.

WE DO NOT HAVE MANUFACTURING OR MARKETING CAPABILITIES OF OUR OWN

We have no experience in manufacturing or marketing any therapeutic products. We currently do not have the resources to manufacture or market independently on a commercial scale any products that we may develop. We currently intend to outsource some or all manufacturing requirements we may have. We may not be able to enter into suitable arrangements for manufacturing. If, alternatively, we decide to establish a manufacturing facility, we will require substantial additional funds and will be required to hire significant additional personnel and comply with the extensive FDA-mandated good manufacturing practices that would apply to such a facility. Additionally, we currently have no marketing or sales staff and we may not be successful in hiring such a staff.

WE DEPEND ON OUTSIDE PARTIES FOR ASPECTS OF OUR PRODUCT DEVELOPMENT EFFORTS

Our strategy for the research, development and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees, collaborators at research institutions and others. We are dependent, therefore, upon the actions of these third parties in performing their responsibilities. We also rely on our collaborative partners to conduct research efforts and clinical trials, to obtain regulatory approvals and to manufacture and market our products. As a result, the amount and timing of resources to be devoted to these activities by these other parties may not be within our control.

WE HAVE AN ACCUMULATED DEFICIT, WE ANTICIPATE THAT OUR LOSSES WILL CONTINUE

We are in the development stage and at March 31, 2000, we had an accumulated deficit of approximately $65.4 million. Since then, we have experienced significant losses which we expect to continue for the foreseeable future. We have incurred a substantial portion of our losses in connection with research we sponsored on several product candidates pursuant to agreements with Yale University. We continue to have substantial financial commitments to Yale pursuant to the agreements with them. We will continue to conduct significant research, development, testing and regulatory compliance activities which, together with administrative expenses, are expected to result in operating losses for at least the next several years.

WE ARE IN THE EARLY STAGES OF PRODUCT DEVELOPMENT AND OUR PRODUCT CANDIDATES MAY NOT BE SUCCESSFULLY DEVELOPED

Some of our proposed products are in the early development stage and require significant further research and development. We have not yet selected lead drugs to use with our proposed TAPET drug delivery platform and one of our proposed products is just beginning clinical trials. We do not expect our products to be commercially available for a significant period of time, if ever. Results obtained in research and testing conducted to date are not conclusive as to whether products we are investigating will be effective or safe for their proposed uses. Our successful development of any product is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that:

- the proposed products are found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances or approvals;

- the proposed products are uneconomical to market or do not achieve broad market acceptance;

- third parties hold proprietary rights that preclude us from marketing proposed products; or

- third parties market a superior or equivalent product.

THE EFFICACY AND SAFETY OF OUR TAPET TECHNOLOGY IS UNCERTAIN

TAPET uses genetically altered Salmonella bacteria for delivery of genes or gene products to tumors. The use of bacteria in general, and Salmonella in particular, to deliver genes or gene products is a new technology, and existing preclinical and clinical data on the safety and efficacy of this technology are very limited. Unacceptable side effects may be discovered during preclinical and clinical testing of our potential products utilizing the TAPET technology. Products utilizing the TAPET technology are not yet in human clinical trials, and the results of preclinical studies do not always predict safety or efficacy in humans. Possible serious side effects of TAPET include bacterial infections, particularly the risk of septic shock, a serious and often fatal result of bacterial infection of the blood.

WE ARE LIKELY TO REQUIRE ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS

Our strategy is to continue to test our current anticancer therapeutics and technologies and to discover, develop and commercialize other products for the treatment of cancer. In order to implement our strategy, we expect to spend significant amounts of money to:

- pay our financial commitments to our current academic collaborators;

- fund our research and product development programs;

- enter into additional strategic/collaborative partnerships with academic institutions;

- sponsor the performance of clinical trials and other tests on our products;

- market our products; and

- fund operating losses and working capital.

We will likely require additional capital from public or private equity or debt sources. We anticipate that our existing available capital resources and interest earned on available cash and short-term investments will be sufficient to fund our operating expenses and capital requirements as currently planned through 2001. We may not be able to raise additional capital in the future on terms acceptable to us or at all. Moreover, future equity financings may be dilutive to our stockholders. If alternative sources of financing are insufficient or unavailable, we will be required to delay, scale back or eliminate our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise seek to develop alone. In addition, we may be unable to meet our obligations under license agreements, research agreements or other collaborative agreements. If we fail to make any payments required to academic collaborators or licensors, or otherwise default under any agreement with such parties, they will have the right to terminate their agreements with us. As a result, we would be unable to continue development of or to commercialize all or a portion of our product candidates licensed under these agreements.

WE DEPEND HEAVILY ON PATENTS WHICH MAY NOT ADEQUATELY PROTECT OUR TECHNOLOGIES FROM USE BY OTHERS

Our success will depend on our ability, or the ability of our licensors, to obtain and maintain patent protection on technologies and products, to preserve trade secrets and to operate without infringing the proprietary rights of others. Patent applications filed by us or on our behalf may not result in patents being issued or, if issued, the patents may not afford protection against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology developed by us. It is possible that before any of our potential products can be commercialized, their related patents may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition per se, may not be available for some of our product candidates.

Our processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biopharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel. In addition, we may have to expend resources to protect our interests from possible infringement by others.

We are aware that BioChem Pharma has been granted an issued U.S. patent with claims to methods of use of a compound or a group of compounds, including 3TC, for treating HBV. Under an agreement with Yale, we have rights in a patent application with claims directed to methods for the use of 3TC or a mixture containing 3TC for treating HBV. In November 1997, we requested that the U.S. Patent and Trademark Office declare an Interference between the BioChem patent and our patent application. In November 1999, our request was granted.

We have received correspondence from F. C. Gaskin, Inc. alleging that we may be infringing certain of their patents relating to melanin-containing compositions and their use. We believe this assertion has no merit.

WE RELY ON CONFIDENTIALITY AGREEMENTS TO PROTECT OUR TRADE SECRETS; DISPUTES MAY ARISE AS TO TECHNOLOGY DEVELOPED BY OUR EMPLOYEES

We also rely on trade secrets that we may seek to protect through confidentiality agreements with employees and other parties. If these agreements are breached, remedies may not be available or adequate and our trade secrets may otherwise become known to competitors. To the extent that our consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, third parties may own all or part of the proprietary rights to such information, and disputes may arise as to the ownership of these proprietary rights which may not be resolved in our favor.

WE HAVE PAID AND MUST CONTINUE TO PAY SIGNIFICANT AMOUNTS OF MONEY TO YALE, BUT WE MAY NEVER REALIZE ANY BENEFITS FROM OUR AGREEMENTS WITH YALE

We have significant financial commitments to academic collaborators in connection with licenses and sponsored research agreements. In particular, through March 31, 2000, we have paid over $6.2 million in total to Yale, and we continue to have substantial funding commitments to Yale whether or not the research results in suitable product candidates. Moreover, we generally do not have the right to control the research that Yale is conducting pursuant to the sponsored research agreements, and the funds may not be used to conduct research relating to products that we would like to pursue. Additionally, if the research being conducted by Yale results in technologies that Yale has not already licensed or agreed to license to us, we may need to negotiate additional license agreements or we may be unable to utilize those technologies.

WE DEPEND HEAVILY ON KEY PERSONNEL

Because of the specialized scientific nature of our business, we are dependent upon the continued efforts of our management and scientific and technical personnel. We are also dependent upon key employees and our scientific advisors. We do not maintain key-man life insurance on any of our employees. Competition among biopharmaceutical and biotechnology companies for qualified employees is intense. We may not be able to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities. In addition, the hiring process will be time consuming and will divert the efforts and attention of our management from our operations.

THE FDA AND COMPARABLE FOREIGN REGULATORY AUTHORITIES MAY NOT APPROVE OUR FUTURE PRODUCTS

The FDA and comparable foreign regulatory authorities require rigorous preclinical testing, clinical trials and other approval procedures for human pharmaceutical products. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of pharmaceutical products. Governmental regulations may significantly delay the marketing of our products, prevent marketing of products altogether or impose costly requirements on our activities. A delay in obtaining or a failure to obtain regulatory approvals for any of our drug candidates will have an adverse effect on our business.

Government regulatory requirements vary widely from country to country, and the time required to complete preclinical testing and clinical trials and to obtain regulatory approvals is typically several years. The process of obtaining approvals and complying with appropriate government regulations is time consuming and expensive. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in added cost, delays or rejections. Our success substantially depends upon our ability to demonstrate the safety and effectiveness of our drug candidates to the satisfaction of government authorities.

EVEN IF OUR PRODUCTS RECEIVE REGULATORY APPROVAL, WE MAY STILL FACE DIFFICULTIES IN MARKETING AND MANUFACTURING THOSE PRODUCTS

If we receive regulatory approval of any of our drug candidates, the FDA or comparable foreign regulatory agency may, nevertheless, limit the indicated uses of the drug candidate. A marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

- fines;

- suspended regulatory approvals;

- refusal to approve pending applications;

- refusal to permit exports from the United States;

- product recalls;

- seizure of products;

- injunctions;

- operating restrictions; and

- criminal prosecutions.

THERE IS UNCERTAINTY RELATED TO HEALTHCARE REIMBURSEMENT AND REFORM MEASURES THAT COULD AFFECT THE COMMERCIAL VIABILITY OF ANY PRODUCTS WE DEVELOP

Our success in generating revenue from sales of therapeutic products may depend on the extent to which reimbursement for the cost of those products will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our therapeutic products, the market acceptance of these products could be adversely affected. Further, third-party insurance coverage may not reimburse us at price levels sufficient for realization of an appropriate return on our investment in developing new therapies or products.

Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage of uses of approved products for disease indications other than those for which the FDA has granted marketing approval. In addition, Congress regularly considers numerous proposals relating to healthcare reform which, if adopted, could affect the amount paid for pharmaceutical products and medical procedures.

WE FACE INTENSE COMPETITION IN THE MARKET FOR ANTICANCER PRODUCTS

The market for anticancer products is large and growing rapidly and will attract new entrants. We are in competition with other pharmaceutical companies, biotechnology companies and research and academic institutions. Many of these companies have substantially greater financial and other resources and development capabilities than us and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. In addition, our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. The existence of these products, other products or treatments of which we are not aware or products or treatments that may be developed in the future may adversely affect the marketability of our products by rendering them less competitive or obsolete. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.

THE TESTING AND MARKETING OF OUR POTENTIAL PRODUCTS WILL PRESENT LIABILITY RISKS

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products including, but not limited to, unacceptable side effects. These risks are particularly inherent in human trials of our proposed products. Side effects and other liability risks could give rise to viable product liability claims against us. We do not currently have any product liability insurance. When we seek to obtain product liability insurance, we may not be able to obtain or maintain product liability insurance on acceptable terms and insurance may not provide adequate coverage against potential liabilities. As a result, if we are subject to product liability claims, we may incur significant expense defending such claims.

OUR COMPLIANCE WITH ENVIRONMENTAL LAWS MAY NECESSITATE EXPENDITURES IN THE
FUTURE

We cannot accurately predict the outcome or timing of future expenditures that we may be required to pay in order to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws that govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws. Our limited capital makes it uncertain whether we will be able to pay for these larger than expected capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.

All of our operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration, or OSHA, the Environmental Protection Agency, or EPA, and the Nuclear Regulatory Commission, or NRC, regulations. We cannot be certain that we will be able to control all health and safety problems. If we cannot control those problems, we may be held liable and may be required to pay the costs of remediation. These liabilities and costs could be material.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF VION

Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

- discourage potential acquisitions;

- delay or prevent a change in control; and

- limit the price that investors might be willing to pay in the future for shares of our common stock.

In particular, our certificate of incorporation provides that our board may issue from time to time, without stockholder approval, additional shares of preferred stock. The issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our stock. This provision could also discourage, hinder or preclude an unsolicited acquisition, even if such acquisition is beneficial to us, and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

In addition, we have adopted a 'poison pill' pursuant to which our stockholders may exercise rights to purchase additional shares of common stock in the event of certain acquisitions of our common stock.

WE MAY ISSUE PREFERRED STOCK ON TERMS THAT MAY DISADVANTAGE OUR COMMON STOCKHOLDERS

Our Board may issue preferred stock without stockholder approval from time to time. The issuance of additional shares of preferred stock by our board could decrease the amount of earnings and assets available for distribution to our common stockholders. Preferred stockholders could receive voting rights and rights to payments on liquidation or of dividends or other rights that are greater than the rights of the common stockholders.

THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK AS A RESULT OF SHARES BEING AVAILABLE FOR SALE IN THE FUTURE

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of our equity securities. We have approximately 25.4 million shares of common stock outstanding as of April 30, 2000. All of these shares are freely tradeable except for any shares purchased by an affiliate of ours, which will be subject to the limitations of Rule 144 under the Securities Act.

There are currently options and warrants outstanding that are exercisable for an aggregate of approximately 3.5 million shares of common stock. Options and warrants to purchase approximately 2.6 million shares are currently exercisable, and the remainder become exercisable at various times through 2004.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will receive the exercise prices of the stock options.

                              SELLING STOCKHOLDERS

We will supplement this prospectus from time to time to include certain information concerning the security ownership of the selling stockholders and the position, office or other material relationship which a selling stockholder has had within the past three years with us or any of our predecessors or affiliates.

                              PLAN OF DISTRIBUTION

We are registering the shares covered by this prospectus on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of these shares will be paid by us. Brokerage commissions, if any, attributable to the sale of these shares will be paid by the selling stockholders or their donees or pledgees.

Sales of these shares may be effected from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated or other prices. The selling stockholders may also sell these shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. Pursuant to this prospectus, the selling stockholders may also donate a certain de minimus number (as allowed by the Securities and Exchange Commission) of their shares of common stock, and such shares could be resold pursuant to rules set forth by the Commission. The selling stockholders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from each selling stockholder and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act. Such regulation would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of the distribution until his, her or its participation in that distribution is completed. In addition, Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                                  LEGAL MATTERS

Legal matters relating to the common stock have been passed upon for us by Wiggin & Dana, Stamford, Connecticut.

                                     EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-KSB for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

NO PERSON (INCLUDING ANY SALESMAN OR BROKER) IS AUTHORIZED TO PROVIDE ORAL OR WRITTEN INFORMATION ABOUT THIS OFFERING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE INDICATED BELOW.



                                1,500,000 Shares



                           VION PHARMACEUTICALS, INC.



                                  COMMON STOCK




                                   PROSPECTUS




                                  JUNE 7, 2000

                                     PART II

         INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents, which are on file with the Commission (File No. 0-26534), are incorporated in this Prospectus by reference and made a part hereof:

     (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.

     (b) The Company's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2000.

     (c) The Company's Current Reports on Form 8-K filed on February 14, 2000 and March 28, 2000.

     (d) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A filed July 31, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the termination of this offering shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Registration Statement or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES.

        Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

        None.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Under the General Corporation Law of the State of Delaware ("DGCL"), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The registrant's Restated Certificate of Incorporation, as amended, eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in the DGCL.

        Section 145 of the DGCL grants to corporations the power to indemnify each officer and director against liabilities and expenses incurred by reason of the fact that he or she is or was an officer or director of the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The registrant's Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of each officer and director of the registrant to the fullest extent permitted by the DGCL. Section 145 of the DGCL also empowers corporations to purchase and maintain insurance on behalf of any person who is or was an officer or director of the corporation against liability asserted against or incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such officer or director against such liability under the provisions of Section
145. The registrant has purchased and maintains a directors' and officers' liability policy for such purposes.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

        Not applicable.

ITEM 8. EXHIBITS.

Exhibit
No.               Description
---               -----------

4.1 Vion Pharmaceuticals, Inc. Amended and Restated 1993 Stock Option Plan, as amended

4.2               Form of Incentive Stock Option Agreement

4.3               Form of Non-Qualified Stock Option Agreement

5                 Opinion of Wiggin & Dana

23.1              Consent of Ernst & Young LLP

23.2              Consent of Wiggin & Dana (filed as part of Exhibit 5)

24                Power of Attorney (included on the signature page hereof)

ITEM 9. UNDERTAKINGS.

        (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on June 7,
2000.


                                          VION PHARMACEUTICALS, INC.



                                          By:/s/ Alan Kessman
                                          ------------------------------------
                                          Alan Kessman
                                          President and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Kessman and Thomas E. Klein his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                        Date
---------                                -----                        ----


/s/ William R. Miller
-----------------------------     Chairman of the Board           June 7, 2000
William R. Miller

/s/ Alan Kessman
-----------------------------     President, Chief Executive      June 7, 2000
Alan Kessman                      Officer and Director


/s/ Michel C. Bergerac
-----------------------------     Director                        June 7, 2000
Michel C. Bergerac


/s/ Frank T. Cary
-----------------------------     Director                        June 7, 2000
Frank T. Cary


/s/ James L. Ferguson
-----------------------------     Director                        June 7, 2000
James L. Ferguson


/s/ Alan C. Sartorelli, Ph.D.
-----------------------------     Director                        June 7, 2000
Alan C. Sartorelli, Ph.D.


/s/ Walter B. Wriston
-------------------------         Director                        June 7, 2000
Walter B. Wriston


/s/ Thomas E. Klein
-------------------------         Vice President - Finance,       June 7, 2000
Thomas E. Klein                   Chief Financial Officer
                                  and Treasurer (Principal
                                  Financial and Accounting
                                  Officer)